CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

Direct Dial: +1 212 878-3180 E-mail: clifford.cone@cliffordchance.com November 15, 2023
VIA EDGAR Office of Crypto Assets United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	iShares® Ethereum Trust Registration Statement on Form S-1

To Whom It May Concern:

On behalf of our client, iShares Ethereum Trust (the "Trust"), we transmit for filing under the Securities Act of 1933, as amended, the Trust's Registration Statement on Form S-1 relating to the initial public offering of the the Trust's shares representing fractional undivided beneficial interests in its net assets.

If you have any questions regarding the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Marisa Rolland, BlackRock, Inc. Adithya Attawar, BlackRock, Inc. Jason D. Myers, Clifford Chance US LLP